Mail Stop 4561

November 14, 2007

VIA USMAIL and FAX (702) 233 - 2586

Mr. Jason A. Goudie
Chief Financial Officer
Black Gaming, LLC
10777 West Twain Avenue
Las Vegas, Nevada 89135

> **Re: Black Gaming, LLC**
> **Form 10-K for the year ended 12/31/2006**
> **Filed on 4/2/2007**
> **File No. 333-123179**

Dear Mr. Jason A. Goudie:

    We have reviewed your response letter dated November 1, 2007 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments.   If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Financial Statements and Notes

Note 1 – Organization and Description of Business and Basis of Presentation, page 49

1.   We have read your response to comment one. Since the registrant was not formed until August 4, 2006 to effect the reorganization of entities under common control, it is unclear to us why consolidated financial statements have been presented for periods prior to the registrant's formation on August 4, 2006. It appears that a basis for presenting combined financial statements under ARB 51 existed for the period from December 20, 2004, the date common control of VRCC and B&BB was established. For periods prior to common control being established, unless the entities were under common management, the presentation of combined or consolidated financial statements would be inconsistent with ARB 51.   If VRCC and B&BB represent the registrant's predecessors, their financial statements should be included separately, and distinguished from those of the registrant,

as specified by Rule 3-02 of Regulation S-X. Please explain to us the basis for the alternative financial statement presentation or revise your financial statement presentation to comply with the guidance outlined above.

Note 15 – Guarantor Financial Information

2.   We have read your response to comment two.   You represent that you have applied the exemption criteria outlined in Rule 3-10(f) of Regulation S-X and that Rule 3-10(d) of Regulation S-X does not apply.   Since the parent is not an issuer, it does not appear to us that you meet the criteria of Rule 3-10 (f) of Regulation S-X. In addition, please clarify to us what facts have changed since your correspondence with the staff of the Commission dated June 5, 2006, to which you proposed and the staff did not object to your application of Rule 3-10(d) of Regulation S-X. Please revise the note to comply with Rule 3-10(d) of Regulation S-X or provide additional rationale for the current presentation.

General

3.   Please note that when you file your amendment, new certifications should be filed and all amended Items should be filed in their entirety. Your certifications should be compliant with your response to our previously issued comment three.   In addition, in light of the financial statement deficiencies, consider the impact on your disclosure controls and procedures.   If the officers conclude that the disclosure controls and procedures were effective, despite the deficiencies, please confirm that you will describe the basis for the officers' conclusions.

4.   Given the fact that you are amending your annual report for financial statement deficiencies, please file your required Item 4.02 8-K.   The 8-K should include the date of the conclusion regarding non-reliance, the financial statement years and periods that should no longer be relied upon, a brief description of the facts underlying your conclusion, a statement whether your audit committee or its alternative has discussed this matter with your independent accountants and your time frame for filing the amended annual report.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please

Jason A. Goudie
Black Gaming, LLC
November 14, 2007
Page 3

understand that we may have additional comments after reviewing your responses to our comments.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3498 if you have questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant